Exhibit 99.1


                                                           FOR IMMEDIATE RELEASE


                               [GRAPHIC OMITTED]

                      ELBIT MEDICAL IMAGING LTD. ANNOUNCES

                           SECOND QUARTER 2004 RESULTS


Tel Aviv, Israel - September 7, 2004- Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its consolidated results for the three and six-month periods ended June 30, 2004.

On July 30, 2004, Plaza Centers (Europe) BV ("PC"), EMI's wholly owned subsidiary finalized the sale of 12 shopping centers owned and operated by PC in Hungary, to Klepierre Group of France ("Klepierre"), a leading owner and operator of shopping centers in Europe. The cash consideration paid to PC and its subsidiaries, totaled approximately (euro) 94.3 million (approximately $114.6 million). Such consideration was determined according to the net asset value of the centers, which was estimated at approximately (euro) 288 million (approximately $350 million).

On June 4, 2004 InSightec Ltd., a majority owned subsidiary of EMI reported that the Obstetrics and Gynecology Devices Panel of the U.S. Food and Drug Administration (FDA) recommended its ExAblate(R) 2000 System for the non-invasive treatment of uterine fibroids for approval, with post-approval conditions. The ExAblate System is the first Magnetic Resonance guided Focused Ultrasound Surgery (MRgFUS) system to be reviewed by the panel and recommended for FDA approval. The panel recommendation was based on the results of a multi-center, controlled clinical study that was performed at medical centers in the United States, Europe, and Israel. Post-approval conditions recommended by the FDA panel were related to the development of training material and labeling.

Income for the second quarter of 2004 increased by 63% to NIS 172.4 million ($38.3 million), compared with income of NIS 105.4 million in the corresponding period last year.

Gross profit for the second quarter of 2004 increased by 86% to NIS 61.4 million ($13.6 million), compared with a gross profit of NIS 33.1 million in the corresponding period last year.

Operating income for the second quarter of 2004 totaled NIS 18.6 million ($4.1 million), compared with net loss of NIS 6 million in the corresponding period last year.

Net loss for the second quarter of 2004 totaled NIS 54.4 million ($12 million), compared with net loss of NIS 66.2 million in the corresponding period last year.

The breakdown of revenue by sector of activity is presented in the following table (in NIS thousands):




----------------------------------------------------------------------------------------------------------------------------
                                    For the six-month                    For the three-month           For the year ended
                                  Period ended June 30                  Period ended June 30               December 31
                          --------------------------------------------------------------------------------------------------
                             2004       %       2003       %       2004       %      2003       %        2003         %
----------------------------------------------------------------------------------------------------------------------------
Operating commercial
centers                    195,851     60     135,963     62     100,205     58     63,068      60      347,056      63
----------------------------------------------------------------------------------------------------------------------------
Hotels operation and
management                 109,279     33      78,373     36      57,192     33     39,385      37      189,205      34
----------------------------------------------------------------------------------------------------------------------------
Leasing fees etc.            6,606      2       6,325      3       3,326      2      2,924       3       13,495       3
----------------------------------------------------------------------------------------------------------------------------
Medical systems             17,218      5        -         -      11,705      7        -        -          -          -
----------------------------------------------------------------------------------------------------------------------------
Total revenues             328,954    100     220,661    100     172,428    100    105,377     100      549,756     100
----------------------------------------------------------------------------------------------------------------------------

The breakdown of gross profit by sector of activity is presented in the following table (in NIS thousands):


--------------------------------------------------------------------------------------------------------------------------
                                    For the six-month                    For the three-month          For the year ended
                                  Period ended 30 June                  Period ended 30 June              31 December
                          ------------------------------------------------------------------------------------------------
                             2004       %       2003       %       2004       %      2003       %        2003        %
--------------------------------------------------------------------------------------------------------------------------
Operating commercial
centers                     81,045     41      64,232     47      40,188     42    30,009      47      154,140       44
--------------------------------------------------------------------------------------------------------------------------
Hotels operation and
management                  12,475     11         125      -       8,607     15     1,113       3       11,515        6
--------------------------------------------------------------------------------------------------------------------------
Leasing fees etc.            4,971     75       4,733     75       2,548     77     1,983      68        9,985       74
--------------------------------------------------------------------------------------------------------------------------
Medical systems             14,488     84        -         -      10,048     86        -
--------------------------------------------------------------------------------------------------------------------------
Total Gross Profit         112,979     35      69,090     31      61,391     37    33,105      32      175,640       32
--------------------------------------------------------------------------------------------------------------------------


The percentages in the above table refer to gross margins (gross profit as a percentage of the revenue in each respective sector)

The growth in income, gross profit and operating income in the reported period were driven by improvements in the operations of the Arena entertainment and commercial center operated by Elscint Ltd.; improvements in the operations of the entertainment and commercial centers in Hungary and Poland managed by Plaza Centers (Europe) BV, a wholly owned subsidiary of EMI; and from improvements in the operations of Elscint's hotel division.

Consolidated administrative and general costs for the three months ended June 30, 2004, totaled NIS 20 million ($4.4 million), compared with approximately NIS 19.2 million in the corresponding period last year. This represents 11.6% of the turnover in the reported period compared to 18.1% in the corresponding period last year and 15.8% in the year 2003.

Consolidated net financing loss in the second quarter was NIS 74.5 million ($16.5 million), compared with a net financing loss of NIS 104.8 million in the corresponding period last year.

The substantial decrease in net financing expenses, compared with the corresponding period of last year, resulted primarily from a combination of the following factors:

1. Income from exchange rate differences of NIS 69 million (approximately $15.3 million) for the six-month period was generated by the significant re-valuation (5%) of the Hungarian Forint, the functional currency of the operations in that country, in relation to the Euro, which is the currency used in financing these activities. In the prior year's period, a financing expense of NIS 115 million was incurred due to substantial devaluation in Hungary and Poland (9.4% and 10% respectively).

2. Financing expenses derived from changes in the exchange rates of the US Dollar in relation to the NIS, affected Elscint's deposits by NIS 40 million ($8.9 million) in the corresponding period of last year.

3. During the reported period, the Company recorded NIS 14.5 million ($3.2 million) in losses from derivative financial instrument transactions, carried out by the Company's investment department, compared with a net profit of NIS 3.4 million generated from these activities in the corresponding period last year.

4. Financing expenses of NIS 9 million ($2 million), resulted mainly from differences in exchange rates of currencies financing the operations of the Company and its Dutch subsidiary Elbit Ultrasound Netherlands BV (mainly the US Dollar), which derived principally from devaluation of the NIS in relation to the US Dollar (at a rate of 2.7%). This compares with financing income of NIS 65 million in the corresponding period of last year, which resulted mainly from real devaluation of the above financing currencies.

The current ratio at March 31, 2004 stands at 0.44 compared to 0.48 on December 31, 2003.

The basic net loss per share for the three months ending on June 30, 2004, was NIS 2.44 per share ($0.54).

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through our subsidiary Elscint; and (iii) research and development in the image guided focused ultrasound activities through our subsidiary InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Company Contact:                                Investor Contact:
----------------                                -----------------
Marc Lavine, Adv.                               Rachel Levine
Elbit Medical Imaging Ltd.                      The Anne McBride Company
+972-3-608-6011                                 +212-983-1702 x207
mlavine@europe-israel.com                       rlevine@annemcbride.com


                             FINANCIAL TABLES FOLLOW


                                                       ELBIT MEDICAL IMAGING LTD.
                                                       ----------------------------------------------------------------------
                                                          At June 30,               At June 30,              At December 31,
                                                       ----------------------------------------------------------------------
                                                             2004             2004              2003              2003
                                                       ----------------------------------------------------------------------
                                                         Convenience                NIS 000's                   NIS 000's
                                                        translation US
                                                         Dollar 000's
                                                       ----------------------------------------------------------------------
                                                                                   (Unaudited)                 (Audited)
                                                       ----------------------------------------------------------------------

               Current assets
               --------------
         Cash and cash equivalents                          28,540           128,343           220,139           163,476
    -----------------------------------                  ---------         ---------         ---------         ---------
    Short term deposits and investments                     70,149           315,460           301,333           291,031
    -----------------------------------                  ---------         ---------         ---------         ---------
         Trade account receivables                          10,373            46,648            47,960            42,437
    -----------------------------------                  ---------         ---------         ---------         ---------
    Receivables and other current assets                    17,634            79,298            79,012            76,055
    ------------------------------------                 ---------         ---------         ---------         ---------
                Inventories                                  1,533             6,894             2,933             4,688
                                                         ---------         ---------         ---------         ---------

                                                           128,228           576,643           651,377           577,687
                                                         ---------         ---------         ---------         ---------

   Long term investments and receivables
   -------------------------------------
  Deposits, debentures and long term loans               ---------         ---------         ---------         ---------
              and receivables                               23,688           106,527           308,349           110,846
  ----------------------------------------               ---------
    Investments in investees and others                     27,531           123,806            86,169           107,561
                                                         ---------         ---------         ---------         ---------
                                                            51,219           230,333           394,518           218,407
                                                         ---------         ---------         ---------         ---------

Hotels, commercial centers and other
------------------------------------
            fixed assets                                 1,068,982         4,807,211         4,010,600         4,629,675
            ------------                                 ---------         ---------         ---------         ---------

     Other assets and deferred expenses                     17,130            77,034            87,705            85,798
     ----------------------------------                  ---------         ---------         ---------         ---------
 Assets related to discontinued operations
 -----------------------------------------               ---------         ---------         ---------         ---------

                                                             3,282            14,760            16,270            16,228
                                                         ---------         ---------         ---------         ---------

                                                         1,268,842         5,705,981         5,160,470         5,527,795
                                                         =========         =========         =========         =========

            Current liabilities
            -------------------
           Short term borrowings                           234,010         1,052,344         1,039,003           917,809
 -----------------------------------------               ---------         ---------         ---------         ---------
           Trade account payables                           21,638            97,307           154,809            88,580
 -----------------------------------------               ---------         ---------         ---------         ---------

   Payables and other current liabilities                   32,016           143,977           154,479           172,026
                                                         ---------         ---------         ---------         ----------

                                                           287,665         1,293,628         1,348,291         1,178,415
                                                         ---------         ---------         ---------         ---------

           Long term liabilities
           ---------------------
              Loans from banks                             610,291         2,744,478         2,299,066         2,704,715
 -----------------------------------------               ---------         ---------         ---------         ---------
             Other liabilities                              34,374           154,578           112,919           136,611
                                                         ---------         ---------         ---------         ---------

                                                           644,664         2,899,056         2,411,985         2,841,326
                                                         ---------         ---------         ---------         ---------
    Liabilities related to discontinued
    -----------------------------------
                 operations                                 17,688            79,544            89,171            82,802
                 ----------                              ---------         ---------         ---------         ---------
             Minority interest                             102,435           460,651           457,471           471,606
             -----------------                           ---------         ---------         ---------         ---------
            Shareholders' equity                           216,389           973,102           853,552           953,646
            --------------------                         ---------         ---------         ---------         ---------
                                                         1,268,842         5,705,981         5,160,470         5,527,795
                                                         =========         =========         =========         =========


                                                ELBIT MEDICAL IMAGING LTD.
                                              ----------------------------------------------------------------------------------
                                                     Six months                Three months             Year         Six months
                                                       Ended                      ended                 ended          ended
                                                      June 30,                   June 30,            December 31,     June 30,
                                              ----------------------      ----------------------     ---------------------------
                                               2 0 0 4       2 0 0 3      2 0 04         2 0 0 3       2 0 0 3        2 0 0 4
                                               -------       -------      ------         -------       -------        -------
                                                                                                                    Convenience
                                                                                                                    translation
                                             (Unaudited)   (Unaudited)  (Unaudited)    (Unaudited)    (Audited)     (Unaudited)
                                                                                                                        US$
                                              ----------------------------------------------------------------------------------
                                                                   NIS in thousands                                in thousands
                                              ----------------------------------------------------------------------------------
Revenues:
Commercial center operations                   195,851       135,963       100,205        63,068       347,056        43,551
Hotel operations                               109,279        78,373        57,192        39,385       189,205        24,300
Property leases                                  6,606         6,325         3,326         2,924        13,495         1,469
Medical Systems                                 17,218          --          11,705          --            --           3,829
                                               -------       -------       -------       -------       -------        ------
                                               328,954       220,661       172,428       105,377       549,756        73,150
                                               -------       -------       -------       -------       -------        ------

Costs:
Commercial center operations                   114,806        71,731        60,017        33,059       192,916        25,529
Hotel operations                                96,804        78,248        48,585        38,272       177,690        21,526
Cost of property leases                          1,635         1,592           778           941         3,510           364
Medical Systems                                  2,730          --           1,657          --            --             607
                                               -------       -------       -------       -------       -------        ------
                                               215,975       151,571       111,037        72,272       374,116        48,026
                                               -------       -------       -------       -------       -------        ------

Gross Profit                                   112,979        69,090        61,391        33,105       175,640        25,123
 Initiation costs of projects                      359         5,626           182         3,808         8,839            80
 Research and development
   expenses, net                                21,095        19,195         9,108        11,647        43,719         4,691
Marketing and selling expenses                  23,673        11,018        13,352         4,474        30,969         5,264
General and administrative expenses             39,665        38,078        20,056        19,164        87,035         8,820
                                               -------       -------       -------       -------       -------        ------
                                                84,792        73,917        42,698        39,093       170,562        18,855
                                               -------       -------       -------       -------       -------        ------

Operating income (loss)
  before net financing income                   28,187        (4,827)       18,693        (5,988)        5,078         6,268
Financing income (expenses),
 Net                                           (27,097)     (162,365)      (74,488)     (104,787)     (211,821)       (6,026)
                                               -------       -------       -------      --------      --------        ------

Operating income (loss)
  after net financing income
  (expenses)                                     1,090      (167,192)      (55,795)     (110,775)     (206,743)          242
Other income (expenses), net                   (15,396)       24,113          (282)       20,793        34,652        (3,424)
                                               -------      --------       -------      --------      --------        ------

Income (loss) before
  taxes on income                              (14,306)     (143,079)     (56,077))      (89,982)     (172,091)       (3,181)
Taxes on income                                 17,089       (15,316)        1,814        (8,434)      (20,217)        3,800
                                               -------      --------      --------       -------      --------        ------

Income (loss) after
  taxes on income                              (31,395)     (127,763)      (57,891)      (81,548)     (151,874)       (6,981)

Equity in losses of investee
 Companies, net                                 (8,276)      (12,643)       (4,930)       (5,109)      (20,951)       (1,840)

Minority-interest in losses
 (income) of subsidiaries, net                  14,661        27,526         6,794        16,941        48,671         3,260
                                               -------      --------       -------       -------      --------        ------

Income (loss) from
 Continuing operations                         (25,010)     (112,880)      (56,027)      (69,716)     (124,154)       (5,561)

Loss from discontinued
 Operations, net                                   848        10,014         1,580         3,521        12,073           189
                                               -------      --------       -------       -------      --------        ------

Net income (loss) for
 The period                                    (24,162)     (102,866)      (54,447)      (66,195)     (112,081)       (5,373)
                                               =======      ========       =======       =======      ========        ======
  Earnings (loss) per share
   - (in NIS)
   From continuing operations                    (1.12)        (5.05)        (2.51)        (3.13)        (5.56)        (0.25)
   From discontinued operations                   0.04          0.44          0.07          0.15          0.54          0.01
                                                ------        ------        ------        ------        ------        ------
   Net earnings (loss) per share                 (1.08)        (4.61)        (2.44)        (2.98)        (5.02)        (0.24
                                                ======        ======        ======        ======        ======        ======

   Diluted earnings per share                    (1.08)        (4.61)        (2.44)        (2.98)        (5.02)        (0.24
                                                ======        ======        ======        ======        ======        ======

 Basic weighted average number of
       shares (in thousands)                    22,337        22,337        22,337        22,337        22,337        22,337
                                                ======        ======        ======        ======        ======        ======

Diluted weighted average number of
       shares (in thousands)                    22,337        22,337        22,337        22,337        22,337        22,337
                                                ======        ======        ======        ======        ======        ======